UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2010

Commission File Number: 000-53543

Ballard Power Systems Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Canada ———————————————————————————————————
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: January 28, 2010	By:	/s/ Kerry Hillier
Name:	Kerry Hillier
Title:	Corporate Secretary

EXHIBIT LIST

Exhibit No.	Description

99.1	Material Change Report of Ballard Power Systems dated January 27, 2010.
99.2	Class B Share Subscription Agreement dated January 18, 2010.
99.3	Technology Transfer and License Agreement dated January 18, 2010.

EXHIBIT 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
Ballard Power Systems Inc. ("Ballard")
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8

Item 2	Date of Material Change
January 18, 2010
Item 3	News Release

The press release issued by Ballard Power Systems Inc. and attached as Schedule A to this Material Change Report was disseminated via Canadian and U.S. Disclosure Networks on January, 18, 2010.

Item 4	Summary of Material Change

Ballard has acquired a controlling interest in Denmark-based Dantherm Power A/S, partnering with co-investors Danfoss A/S and Dantherm A/S.

Item 5	Full Description of Material Change

Ballard is investing $6 million for a controlling interest in Dantherm Power, in two tranches between 2010 and 2012. Ballard will also provide knowledge and intellectual property related to core fuel cell technology. Dantherm Power will continue its current commercial initiatives, including sales of hydrogen-based products incorporating Ballard’s fuel cell stack. In addition to its cash investment, Dantherm A/S will continue to provide operational support and collaborative sales and marketing activities through its worldwide sales organization. Danfoss A/S will invest cash, proprietary technology, expertise, as well as operational and commercial assistance through its network of 93 sites in 25 countries. Executives from the three companies will form a new board of directors for Dantherm Power.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

2

Item 8	Executive Officer
For further information, contact:

Kerry Hillier, Corporate Secretary

Ballard Power Systems

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Telephone:	(604) 454-0900
Fax:	(604) 412-4700

Item 9	Date of Report

January 27, 2010

Schedule "A"

Press Release

•	Dantherm Power develops clean energy, fuel cell backup power systems
•	Partners bring extensive expertise in fuel cells and other clean energy solutions
•	Joint investment in Dantherm Power will accelerate development of fuel cell markets

For Immediate Release – January 18, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has acquired a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S.

Dantherm Power develops clean energy backup power systems, utilizing Ballard’s hydrogen fuel cell technology, for telecom equipment suppliers including Motorola and Ericsson. The joint investment and partnering support from Ballard, Danfoss and Dantherm is expected to result in accelerated development of fuel cell backup power applications across Europe.

“Dantherm Power has a strong track record in fuel cell backup power systems in telecommunications, including the largest European fuel cell installation for TETRA emergency networks as well as for telecom service providers”, said John Sheridan, Ballard’s President and CEO. “Through this Dantherm Power investment, Ballard will now be actively involved with delivery of complete backup power systems, in addition to providing fuel cell stacks and power modules to leading companies including IdaTech, Plug Power, Baxi Innotech and ISE Corporation, in other markets.”

Torben Duer, President and CEO of Dantherm A/S, which is a manufacturing partner of Dantherm Power, added “Dantherm Power is already supplying clean energy power products to some of our key customers, like Motorola. This investment will increase momentum behind fuel cell product development work at Dantherm Power and will help accelerate growth of fuel cell power in the backup telecom market.”

“This strategic co-investment with Ballard, the leader in fuel cells, and Dantherm A/S creates a leading supplier of fuel cell power solutions”, commented Niels Christiansen, President and CEO of Danfoss A/S. “We believe that this relationship will work well for our clean energy strategy, which today includes wind, solar and biofuels. We believe that fuel cell power can play an important role in our key markets, including renewable energy products and environmentally friendly heating.”

Investment Details

Ballard is investing $6 million for a controlling interest in Dantherm Power, in two tranches between 2010 and 2012. Ballard will also provide knowledge and intellectual property related to core fuel cell technology. Dantherm Power will continue its current commercial initiatives, including sales of hydrogen-based products incorporating Ballard’s fuel cell stack. In addition to its cash investment, Dantherm A/S will continue to provide operational support and collaborative sales and marketing activities through its worldwide sales organization. Danfoss A/S will invest cash, proprietary technology, expertise, as well as operational and commercial assistance through its network of 93 sites in 25 countries. Executives from the three companies will form a new board of directors for Dantherm Power.

Background
Ballard Power Systems provides clean energy fuel cell products enabling optimized power systems for a range of applications. Ballard provides fuel cell stacks to leading fuel cell companies including IdaTech, LLC, Plug Power Inc., Baxi Innotech GmbH, Heliocentris Fuel Cells AG and FutureE Fuel Cell Solutions GmbH. Ballard also provides power modules to system integrators seeking a ‘plug-and-play’ approach including, for example, ISE Corporation which integrates Ballard power modules with hybrid electric drives on transit buses. Now with this investment in Dantherm Power, Ballard will also be actively involved with the delivery of complete backup power systems for OEM’s and other suppliers to the telecom sector in Europe.

About Dantherm Power

Dantherm Power is a 40-person company focused on development and production of commercially viable fuel cell-based backup power systems for use in IT and telecom network base stations. A significant recent market achievement has been the development, and deployment with Motorola, of 123 fuel cell based backup power systems for radio stations connected to Denmark’s new public safety network – SINE. To learn more about Dantherm Power, please visit http://www.dantherm-power.com.

About Danfoss A/S

Danfoss A/S is one of the largest industrial companies in Denmark with a global group focused on development and manufacture of mechanical and electronic components for a number of industries, including solar energy, heating, industrial automation, water control and high pressure systems. Danfoss A/S generated revenue of 3.6B Euros in 2008, with over 26,000 employees in Europe, North America, Latin America, Asia and other regions. Danfoss A/S is actively involved in clean energy solutions based on solar, wind and biofuel technologies. To learn more about Danfoss A/S, please visit http://www.danfoss.com/OtherSites/NAdirect/group+global.

About Dantherm A/S

Dantherm A/S (NASDAQ OMX Copenhagen: DANTH) is, in addition a shareholder in Dantherm Power, parent company of the two business divisions: Dantherm Air Handling and Dantherm Filtration. Dantherm A/S has factories and sales companies in a number of European countries, the USA and Asia and offers products, solutions and services based on the mission - clean air for people. Dantherm Air Handling has a broad range of products for electronics cooling for the telecom industry, industrial and residential ventilation, dehumidification and heating/cooling. Dantherm Filtration is a leading worldwide supplier of industrial air filtration products, solutions and services to a wide range of industries. To learn more about Dantherm A/S, please visit www.dantherm.com.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com

This release contains forward-looking statements regarding the adoption of Ballard’s products, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect

Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s expectations regarding product development efforts and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information

Ballard Investor Relations:	Lori Rozali
+1.604.412.3195
investors@ballard.com

Ballard Public Relations:	Guy McAree
+1.604.412.7919
media@ballard.com

EXHIBIT 99.2

DANTHERM POWER A/S

CLASS B SHARE SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT made as of January 18, 2010

A M O N G :

DANTHERM POWER A/S, company reg. no. 30804996, a corporation governed by the laws of Denmark (the “Corporation”),

BALLARD POWER SYSTEMS INC., a corporation governed by the laws of Canada (“Ballard”),

DANTHERM A/S, company reg. no. 30214315, a corporation governed by the laws of Denmark (“Dantherm”)

and

DANFOSS VENTURES A/S, company reg. no. 25866797, a corporation governed by the laws of Denmark (“Danfoss”, and together with Ballard and Dantherm, the “Subscribers” and each a “Subscriber”)

WHEREAS,

A.        [CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED].

B.        The only shares in the capital of the Corporation which are issued and outstanding at the date hereof and prior to the transactions contemplated herein are legally owned by Dantherm.

C.        Each Subscriber has agreed to subscribe for and purchase from the Corporation Class B Shares, on the terms and conditions set forth herein, and the Corporation wishes to accept the said subscriptions.

D.        The Subscribers and the Corporation are entering into a Shareholders Agreement and a Collaboration Agreement as of the date hereof.

E.        The Subscribers and the Corporation desire to collaborate on the development and commercialization of fuel cell power systems. [CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S PRIORITIES HAS BEEN OMITTED].

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the following meanings:

(a)	“Agreement” means this agreement and all schedules attached hereto and all amendments made hereto by written agreement among the Corporation and the Subscribers;
(b)

“Annual Financial Statements” means the audited financial statements of the Corporation as, at and for the financial year ended 31 December 2007 and 31 December 2008, as filed with the Danish Commercial and Companies Agency, and the audited financial statement of the Corporation for the financial year ended 31 December 2009, true and complete copies of which are attached in Schedule B;

(c)	“Ballard Asset Contribution” means the assets listed on Schedule U;
(d)	“Business” means the business carried on by the Corporation as of the date hereof;
(e)	“Business Day” means a day on which banks are both open for business in Vancouver, British Columbia and Copenhagen, Denmark;
(f)	[CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED];
(g)

“Class B Shares” means those shares of the capital of the Corporation which are designated as Class B Shares when issued in accordance with this Agreement, as such shares may be hereafter amended or redesignated;

(h)	“Closing Dates” means the First Closing Date, the Second Closing Date and the Third Closing, each of which is a “Closing Date”.
(i)	“Collaboration Agreement” means the collaboration agreement attached hereto as Schedule V;
(j)	“Collateral Documents” mean, collectively, the Shareholders Agreement and the Collaboration Agreement;
(k)	“Constating Documents” has the meaning ascribed to that term in Section 3.1(a).;

(l)	“Danfoss Asset Contribution” means the assets listed on Schedule W;
(m)	“First Closing Date” means the closing date of the first tranche of the Subscribers’ subscription for Shares from the Corporation;
(n)	“GAAP” means accounting principles generally accepted in Denmark, at the relevant time on a consistent basis, and as at the First Closing Date means IFRS accounting principles;
(o)

“Intellectual Property” means all information technology (including computer software), proprietary computer hardware and firmware, customer lists, trade-marks, service marks, brand names, trade and business names, trade secrets, patents, inventions, know-how, copyrights, industrial designs and all other industrial or intellectual property owned or used by the Corporation and all applications therefore and all goodwill connected therewith, including, without limitation, all licences, registered user agreements and all like rights used by or granted to the Corporation in connection with the Business and all right to register or otherwise apply for the protection or any of the foregoing and all of the registered or registrable rights of which are listed in Schedule C hereto;

(p)	“Licensed Technology” has the meaning ascribed to that term in Section 3.1(h)(a);
(q)	“Losses” has the meaning ascribed to that term in Section 3.3;
(r)

“Liens” means all liens, prior claims, security interests, hypothecs, mortgages, pledges, charges, encumbrances, easements and servitudes, leases, licenses, options, rights of first refusal, claims, rights, ownership or title retention agreements, conditional sale agreements, leasing, sale and leaseback agreements and all other agreements that in substance secure payment or performance of an obligation;

(s)

“Material Contract” means any contract, agreement, arrangement, obligation, undertaking or commitment, whether oral or written, pursuant to which the Corporation has the right to receive or is required to make payments in excess of [CONFIDENTIAL INFORMATION CONCERNING MONETARY THRESHOLD FOR MATERIAL CONTRACT HAS BEEN OMITTED];

(t)	“Net Interest Bearing Debt” has the meaning ascribed to that term in Section 5.1(h);
(u)

“Optional Third Closing Date” means the closing date of the third tranche of the Subscribers’ subscription for Shares from the Corporation, which shall be at each Subscriber’s option and shall occur at least twenty-four months after the First Closing Date and subject to the satisfaction of the conditions set forth in this Agreement;

(v)	“Owned Technology” has the meaning ascribed to that term in Section 3.1(h)(c).;
(w)

“Person” includes an individual, body corporate, partnership, joint venture, trust, association, foundation, unincorporated organization, the Crown, any governmental or regulatory agency or any other entity recognized by law;

(x)

“Second Closing Date” means the closing date of the second tranche of the Subscribers’ subscription for Shares from the Corporation, which shall occur at least ten months after the First Closing Date and subject to the satisfaction of the conditions set forth in this Agreement;

(y)	“Shares” means the Class A Shares and the Class B Shares;
(z)	“Shareholders Agreement” means the shareholders agreement attached hereto as Schedule R;
(aa)	“Subscribed Shares” has the meaning ascribed to that term in Section 2.1;
(bb)	“Subscription Price” has the meaning ascribed to that term in Section 1.1(a); and
(cc)	“Subsidiary” means Dantherm Power Inc.
1.2	Headings

The division of this Agreement into Articles and sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and sections are to Articles and sections of this Agreement.

1.3	Number and Gender

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4	Time of Essence
Time shall be of the essence of this Agreement.
1.5	Severability

The invalidity, for any reason, of any term or provision of this Agreement shall not in any manner invalidate or cause the invalidation of any other term or provision thereof but the same shall be deemed to have been severed therefrom so that the validity, legality and enforceability of the remaining terms and provisions shall not be affected, prejudiced or impaired thereby.

1.6	Schedules

The Schedules forming part of this Agreement are as follows and are incorporated into this Agreement by reference and are deemed to be an integral part hereof. The agreement references identified below are inserted for convenience only and are not necessarily all inclusive:

Schedule	Description	Agreement Reference
A	Articles of Association	Section 3.1(a)
B	Annual Financial Statements	Section 1.1(b)
C	Intellectual Property	Section 1.1(o) Section 3.1(h)(a) Section 3.1(h)(f)
D	Licensed Technology	Section 3.1(h)(a) Section 3.1(h)(f) Section 3.1(h)(g)
E	Title to Assets and Power of Attorney	Section 3.1(i)
F	Litigation Outstanding &Threatened	Section 3.1(o)
G	Material Contracts	Section 3.1(q) Section 3.1(r)
H	n/a
I	Employment Agreements	Section 3.1(t)
J	n/a	n/a
K	n/a	Section 3.1(l)
L	n/a
M	Issued and Outstanding Shares Prior to Issuance of Class B Shares	Section 3.1(b)
N	Subscribers and Addresses	Section 3.1(a) Section 6.5
O	n/a
P	n/a
Q	n/a

Schedule	Description	Agreement Reference
R	Shareholders Agreement	Section 1.1(y)
S	Form of Opinion of Counsel to the Corporation	Section 5.1(l)(d)
T	n/a	Section 3.1(w)
U	Ballard Asset Contribution	Section 1.1(c)
V	Collaboration Agreement	Section 1.1(i)
W	Danfoss Asset Contribution	Section 1.1(l)
X	n/a
Y	Milestones for Second Closing Date	Section 5.1(j)
I	Milestones for Option Third Closing Date	Section 5.1(k)

1.7	Knowledge

Where any representation, warranty or other statement in this Agreement is expressed to be made by the Corporation to its knowledge or is otherwise expressed to be limited in scope to matters known to the Corporation or of which the Corporation is aware, it shall mean such knowledge as is actually known to, or which should, after making reasonable inquiries, have come to the attention of the officers of the Corporation who have overall responsibility for or knowledge of the matters relevant to such statement, and the Corporation hereby confirms that it has made reasonable inquiries of all such officers.

ARTICLE 2

SUBSCRIPTION TERMS

2.1	Subscription
(a)

On the First Closing Date, subject to the terms and conditions of this Agreement, the Corporation agrees to issue to each Subscriber, and each such Subscriber hereby agrees to subscribe for with cash and asset consideration from the Corporation, that number of Class B Shares as set forth opposite such Subscriber’s name in the chart below for a price of DKK l per Class B Share:

Subscriber	# of Class B Shares in DKK – nominal value	Subscription Price	% of aggregate share capital in the Corporation, i.e. both Class A Shares (nominal DKK 1,500,000) and Class B shares (nominal DKK 2,509,960), in aggregate following First

			Closing Date nominal DKK 4,009,960
Ballard	1,810,159	Cash: DKK 15,000,000 Asset Contribution: DKK 15,290,000 Total: DKK 30,290,000	45.14%
Dantherm	239,044	Cash: DKK 4,000,000	43.37% (including nom DKK 1.500.000 Class A Shares)
Danfoss	460,757	Cash: DKK 1,000,000 Asset Contribution: DKK 6,710,000 Total: DKK 7,710,000	11.49%
Total	2,509,960	42,000,000

(b)

On the Second Closing Date, subject to the terms and conditions of this Agreement, the Corporation agrees to issue to each Subscriber, and each such Subscriber hereby agrees to subscribe for with cash consideration from the Corporation, that number of Class B Shares as set forth opposite such Subscriber’s name in the chart below for a price of DKK l per Class B Share:

Subscriber	# of Class B Shares in DKK – nominal value	Subscription Price	% of aggregate share capital, i.e. both Class A Shares and Class B shares – in aggregate following Second Closing Date nominal DKK 5,205,179.
Ballard	896,414	Cash: DKK 15,000,000	52%
Dantherm	239,044	Cash: DKK 4,000,000	38%
Danfoss	59,761	Cash: DKK 1,000,000	10%
Total	1,195,219		100%

(c)

On the Optional Third Closing Date, subject to the terms and conditions of this Agreement, the Corporation agrees to issue to each Subscriber, and each such Subscriber may, at its own discretion, exercise an option to subscribe for with cash consideration from the Corporation, that number of Class B Shares as set forth opposite such Subscriber’s name in the chart below for a price of DKK l per Class B Share:

Subscriber	# of Class B Shares in DKK – nominal value	Subscription Price	% of aggregate share capital, i.e. both Class A and Class B shares - in aggregate following Second Closing Date nominal [CONFIDENTIAL INFORMATION CONCERNING NOMINAL VALUE HAS BEEN OMITTED]
Ballard	[CONFIDENTIAL INFORMATION CONCERNING NOMINAL VALUE HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SUBSCRIPTION PRICE HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED]
Dantherm	[CONFIDENTIAL INFORMATION CONCERNING NOMINAL VALUE SHARES HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SUBSCRIPTION PRICE HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED]
Danfoss	[CONFIDENTIAL INFORMATION CONCERNING NOMINAL VALUE SHARES HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SUBSCRIPTION PRICE HAS BEEN OMITTED]	[CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED]
Total	[CONFIDENTIAL INFORMATION CONCERNING NOMINAL VALUE SHARES HAS BEEN OMITTED]		[CONFIDENTIAL INFORMATION CONCERNING SHARE CAPITAL HAS BEEN OMITTED]

(d)

Each Subscriber shall pay the cash portion of the Subscription Price by certified cheque or wire transfer of immediately available funds. Ballard shall pay the Ballard Asset Contribution portion of the Subscription Price by transferring such assets to the Corporation. Danfoss shall pay the Danfoss Asset Contribution portion of the Subscription Price by transferring such assets to the Corporation. Those Class B Shares subscribed for by each Subscriber under this Agreement are hereinafter referred to as the “Subscribed Shares” and the total cash and asset consideration paid by each Subscriber for the Subscribed Shares is hereinafter referred to as the “Subscription Price”.

(e)

A Subscriber is not required to subscribe for the Class B Shares set forth opposite such Subscriber’s name in Section 2.1(a) if any other Subscriber is not subscribing for the Class B Shares set forth opposite such Subscriber’s name listed in Section 2.1(a).. A Subscriber is not required to subscribe for and purchase the Class B Shares set forth opposite such Subscriber’s name in Section 2.1(b) if any other Subscriber is not subscribing for and purchasing the Class B Shares set forth opposite such Subscriber’s name listed in Section 2.1(b), or did not subscribe for and purchase the Class B Shares set forth opposite such Subscriber’s name listed in Section 2.1(a) on the First Closing Date.

(f)

If a Subscriber fails to subscribe for and purchase the Class B Shares set forth opposite such Subscriber’s name in Sections 2.1(a) or 2.1(b), then notwithstanding any anti-dilution protection in this Agreement or the Collateral Documents, such Subscriber will lose the right to participate in subsequent financings by the Corporation, and the other Subscribers shall have the right, but not the obligation, to subscribe for and purchase such Class B Shares on a pro rata basis.

2.2	Utilization of Proceeds from Sale of Shares

All cash proceeds realized by the Corporation from the subscription of the Subscribed Shares shall be used for the purposes of providing the Corporation with working capital for the development of the Business and to fund expansion expenses of the Corporation as may be approved by the directors of the Corporation in accordance with the terms of the Shareholders Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to Danfoss and Ballard, subject to and qualified by the schedules attached hereto, and acknowledges and confirms that each of Danfoss and Ballard is relying upon such representations and warranties, as may be limited herein in making their subscription for the Subscribed Shares, that as of the date hereof as follows:

(a)	Articles. Attached to Schedule A hereto are true and complete copies of the Articles of Association of the Corporation (the “Constating Documents”).
(b)

Issued Shares. The only issued and outstanding shares in the capital of the Corporation are as set out in Recital A. All of the said issued and outstanding shares are validly issued, fully paid and non-assessable and were issued in compliance with all applicable laws. There are no other outstanding shares, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights), securities convertible into shares or any other evidence whatsoever of an interest in the Corporation and no Shares of the Corporation are under option or are agreed to be conditionally or unconditionally issued.

(c)

Issuance of Securities. On the issuance thereof pursuant to the terms of this Agreement, the Subscribed Shares shall be validly created and issued to the Subscribers as fully paid and non-assessable Class B Shares in the capital of the Corporation. The Subscribed Shares, as and when issued: (i) shall be free of liens and encumbrances imposed by or through the Corporation; (ii) subject to restrictions set out in the Shareholders Agreement, such restrictions as are set out in the Constating Documents of the Corporation, and restrictions under applicable securities laws, shall be free of restrictions on transfer; and (iii) provided that the representations and warranties of the Subscribers herein are true and correct on the date hereof, shall be issued in compliance with all applicable securities laws as are currently in effect. No person has any right of first refusal or any pre-emptive rights, or any other rights restricting the issuance of the Subscribed Shares, that has not been duly and validly waived or complied with prior to the date of this Agreement.

(d)

No Option or Right Outstanding. There is no contract, option, right in equity or at law or otherwise binding upon or which at any time in the future may become binding upon the Corporation to allot or issue any of the unissued shares of the Corporation or to create any additional class or classes or series of shares, except pursuant to the terms of the Constating Documents.

(e)

Status of the Corporation. The Corporation is duly incorporated and organized and validly subsisting under the laws of Denmark and has the requisite corporate power, authority and capacity to own or lease its property, to carry on the Business as now being conducted by it, to enter into this Agreement and the Collateral Documents, and to perform its obligations hereunder and thereunder, including the authorization, issue, sale and delivery of the Subscribed Shares. The Corporation is duly qualified as a corporation to do business in all jurisdictions in which the nature of the Business or the property and assets owned or leased by it makes such qualification necessary. The Subsidiary is duly qualified to do business in all jurisdictions in which the nature of the Business or the property and assets owned or leased by it makes such qualification necessary.

(f)

Subsidiaries and Other Interests. The Corporation is the legal and beneficial owner of all of the issued and outstanding shares of the Subsidiary. Except for the Subsidiary [CONFIDENTIAL INFORMATION CONCERNING OTHER INTERESTS HAS BEEN OMITTED], the Corporation has no subsidiaries or affiliates within the meaning of Danish law. Each of the Corporation and its Subsidiary, is not and has not been a partner in a partnership, is not and has not participated in any joint venture, and does not own, and has not agreed or become bound to acquire any securities issued by, or acquire, any equity or ownership interest in, any other business or person, other than the interest of the Corporation in the Subsidiary. None of the Corporation or its Subsidiary is subject to any obligation or requirement to provide funds to or to make any investment in any business or person by way of loan, capital contribution or otherwise.

(g)

Corporate Records. The minute books of the Corporation contain accurate and complete copies of all the Constating Documents of the Corporation. The corporate records and minute books of the Corporation have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(h)	Intellectual Property.
(a)

The Corporation owns and has good and marketable title to or possesses legally enforceable rights to use all of the Intellectual Property necessary to conduct the Business of the Corporation as presently conducted and as proposed to be conducted, free and clear of all Liens, (except as may arise pursuant to any license agreement covering the Licensed Technology (as defined below)). Schedule C sets forth all Intellectual Property of the Corporation that is used in whole or in part or is required for the Business of the Corporation as presently conducted and as proposed to be conducted as in accordance with the Business Plan. Schedule D sets forth that Intellectual Property licensed by the Corporation from third parties for its use and that is used in whole or in part in or is required for the Business of the Corporation as presently conducted and as proposed to be conducted as in accordance with the Business Plan, including any related license agreements (the “Licensed Technology”), other than ordinary course software licenses. True and complete copies of each such license agreement has been made available to the Subscribers. The Corporation has not received any notice of any claim of infringement or any other claim or proceeding relating to any Intellectual Property owned or claimed by the Corporation and the Corporation does not infringe upon or unlawfully or wrongfully use any Intellectual Property owned or claimed by another. No person has infringed or breached or is infringing or breaching any rights of the Corporation to the Intellectual Property. No license agreement set forth on Schedule D covering the Licensed Technology will be adversely affected by the issuance of the Subscribed Shares to the Subscribers or by the other transactions contemplated herein and no prior approval, consent or authorization is required under such agreements to consummate the issuance of Shares or any other transaction contemplated herein.
(b)

Except as disclosed elsewhere in this Agreement, none of the Corporation or its Subsidiary is a party to any confidentiality agreements, non-disclosure agreements or agreements that restrict the type or location of business it may pursue. The Corporation has taken all reasonable steps to safeguard and maintain the secrecy and confidentiality of and the proprietary rights of the Corporation in all of the Intellectual Property.

(c)

Any Intellectual Property delivered to a client of the Corporation, including information technology, computer software, hardware or firmware, owned by the Corporation (the “Owned Technology”), and, to the best knowledge of the Corporation, any Licensed Technology delivered to a client of the Corporation substantially performs in all material ways in accordance with any documentation, specifications or other written material delivered to customers in connection with such Owned Technology or Licensed Technology.

(d)

No employee of the Corporation or independent contractor during his period of engagement by the Corporation has developed or assisted in (i) the enhancement of the Owned Technology, other than enhancements that may from time to time have been incorporated in the Owned Technology or (ii) the development of any program or product based solely upon the Owned Technology or any part thereof, which have not been included in or incorporated into the Owned Technology and which would infringe, violate or otherwise impair the intellectual property rights, including the copyrights, associated with or arising from or out of the Owned Technology. All such persons have waived the “moral” rights of authors, as that term is commonly understood, and all invention rights to the full extent permitted by applicable law, with respect to the Owned Technology and have assigned to the Corporation all of their rights in the Owned Technology.

(e)

To the best knowledge of the Corporation, no employee, former employee, independent contractor or former independent contractor of the Corporation is in default under any term of any employment contract, non-competition arrangement, consulting agreement or similar agreement with the Corporation, or any other contract or any restrictive covenant of a similar nature between the Corporation and the employees, former employees, independent contractors or former independent contractors relating in any way to the Intellectual Property or the Business. The Intellectual Property, including the Owned Technology, was developed by either independent contractors hired by the Corporation or by employees of the Corporation during the time they were employees or independent contractors of the Corporation and each employee, former employee, independent contractor and former independent contractor has assigned to the Corporation all intellectual property rights he or she owns that materially relate to the Business of the Corporation. The Intellectual Property necessary to conduct the Business of the Corporation as presently conducted and as proposed to be conducted, including the Owned Technology, does not include, incorporate or depend on any inventions of the employees, former employees, independent contractors or former independent contractors made prior to the time such employees became employees of the Corporation or such independent contractors became contractors of the Corporation or on any intellectual property of a previous employer of such employee, former employee, independent contractor or former independent contractor and the Corporation.

(f)

Except as set forth in Schedule C and Schedule D hereto, the Corporation does not have any obligation to compensate any person for the development, use, sale or exploitation of the Intellectual Property necessary to conduct the Business of the Corporation as presently conducted and as proposed to be conducted, including the Owned Technology, nor has the Corporation granted any other person or entity any license, option or other rights to develop, use, sell or exploit in any manner such Intellectual Property, whether requiring the payment of royalties or not.

(g)

None of the license agreements or arrangements set out in Schedule D will be adversely affected by the issuance of the Subscribed Shares to each Subscriber or any other transaction contemplated herein or requires the prior approval of any person for the issuance of Shares or the consummation of the other transactions contemplated herein to remain in force or effect.

(h)

The Corporation is to the best of its knowledge not in breach of any license, sublicense or other agreement covering the Licensed Technology and the Corporation’s development, use, sale or exploitation of the Licensed Technology complies in all material respects with the license agreements covering the Licensed Technology.

(i)

Title to Assets and Power of Attorney. The Corporation has good title (legal and beneficial) to each of its material assets free and clear of any material Lien, of any nature whatsoever, except as disclosed in Schedule E. Schedule E also sets forth the name of each person holding a general or special power of attorney from the Corporation and a summary of the terms thereof.

(j)	Due Authorization, Execution and Delivery. The Corporation has all necessary corporate power and authority to enter into this Agreement and the Collateral Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Corporation and will not constitute a breach or a default under the terms of the articles or by-laws of the Corporation or under any agreement, contract, deed, instrument, undertaking or obligation to which the Corporation is a party or by which the Corporation is bound under any applicable law, rule or regulation or otherwise.

(k)

Enforceability of Obligations. This Agreement and each of the documents delivered by the Corporation pursuant to this Agreement, including without limitation, the Collateral Documents constitutes or when executed, as applicable, will constitute a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with the terms thereof, subject, however, to the limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, re-organization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunction are only available at the discretion of the court from which they are sought.

(l)

Obligations. Except as reflected in the Annual Financial Statements or arising in the ordinary course of the Business of the Corporation or the Subsidiaries, or as set forth in Schedule K, the Corporation and the Subsidiary have no material obligations, liabilities or other commitments of any nature whatsoever, whether actual, contingent, matured, due, accruing due or otherwise, including, but not limited to, outstanding advances, loans, guarantees or agreements to provide any advances, loans, or guarantees to or from the Corporation or either of the Subsidiaries and any of the Corporation’s or either of the Subsidiaries’ officers, directors, shareholders, employees or with any other person not dealing at arm’s length with the Corporation or either of the Subsidiaries.

(m)

Compliance with Law. To be the best knowledge of the Corporation and its Subsidiaries, each of the Corporation and its Subsidiary is conducting its business in compliance with all laws, statutes, rules, regulations, decrees or orders of any governmental entity applicable to it and its properties. Each of the Corporation and its Subsidiaries holds all licenses, franchises, permits, consents, concessions, orders, approvals, authorizations or registrations from, of or with a governmental entity necessary for the conduct of its Business as now being conducted.

(n)

No Brokers. The Corporation has not entered into any agreement which would entitle any person to a valid claim against either the Corporation or a Subscriber for a broker’s commission or fee, finder’s fee, financing success fee or any like payment in respect of the sale of the Subscribed Shares to a Subscriber.

(o)	Litigation. Except as set forth in Schedule F hereto, there is no suit, action, litigation, arbitration, proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or to the best knowledge of the Corporation threatened against or relating to the Corporation, either of its Subsidiary, their officers and directors in their capacity as officers and directors of the Corporation or either of its Subsidiaries, as applicable, or affecting their property or business, and there is not presently outstanding against the Corporation or either of its Subsidiaries any judgment, decision, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator.

(p)

Bankruptcy. The Corporation has not (i) proposed a compromise or arrangement to its creditors generally under bankruptcy or similar legislation, (ii) had a petition for a receiving order in bankruptcy filed against it, (iii) taken any proceedings with respect to a compromise or arrangement, (iv) taken any proceedings to have itself declared bankrupt or wound-up, (v) taken any proceedings to have a receiver appointed over its assets, (vi) had any encumbrancer take possession of any of its property, or (vii) had any execution or distress become enforceable or become levied upon any of its property.

(q)

Material Contracts. All of the Material Contracts are listed in Schedule G. Except for the agreements listed in Schedule G and any other contracts entered into in the ordinary course of the business of the Corporation, the Corporation is not a party to or bound by any Material Contract. Each of the agreements listed in Schedule G hereto is valid and binding on the Corporation and each respective counterparty thereto, and each Material Contract is in full force and effect and has not been amended as at the date hereof. The Corporation has delivered or made available to each Subscriber true and complete copies of all written Material Contracts and any other agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment and summaries of the terms of all oral Material Contracts and commitments in effect on the date hereof. To the best knowledge of the Corporation, no party to any Material Contract, or successor or assignee thereof, is in default of any material provision thereof and there exists no event or condition which does or would, by itself or with giving of notice or the passage of time or both, constitute a breach of or default under any Material Contract or result in the acceleration of any obligation thereunder. There are to the best knowledge of the Corporation no outstanding warranties, repair contracts or other maintenance obligations with or to customers of the Corporation or to any other users of the products of the Corporation except to the extent contained in the Corporation’s standard form customer contracts, copies of which have been made available to the Subscribers. The Corporation is not required to provide any bonding or other financial security arrangements in connection with any transactions with any of its customers or suppliers.

(r)	Consents and Approvals. Except as otherwise contemplated hereby or as set forth in Schedule H hereto or which have otherwise been obtained, no consent, approval, authorization or permit of, or filing with, or notification to any government entity or other third person is required to be obtained by the

Corporation or its Subsidiary in connection with the execution and delivery of this Agreement or the Collateral Documents or the consummation of the transactions contemplated hereby or thereby, whether under the agreements set forth in Schedule G hereto or otherwise.

(s)

Customers and Providers. As of the date hereof, no current customer or provider to the Corporation has cancelled or otherwise terminated, or made a threat to the Corporation to cancel or otherwise terminate its relationship with the Corporation or has, at any time after the date of the Annual Financial Statements, materially decreased its services or content provided to the Corporation or its usage of the services or products of the Corporation, and no such customer or provider has indicated either orally or in writing to the Corporation that it intends to materially decrease its content provided or its usage of the services or products of the Corporation, as the case may be.

(t)

Employment Contracts. Except as disclosed in Schedule I and Schedule L hereto, the Corporation is not a party to or bound by any contract or arrangement with any of its directors, officers, employees, shareholders, or with any person not dealing at arm’s-length with the Corporation or its Subsidiaries.

(u)

Absence of Guarantees. Neither the Corporation nor either of its Subsidiaries have given or agreed to give, or are a party to or bound by, any guarantee or indebtedness or other obligations of third parties or any other commitment by which the Corporation or either of its Subsidiaries is, or is contingently, responsible for such indebtedness or other obligation, except as set out elsewhere in this Agreement.

(v)

Sale of Assets. There is no agreement, option or other right or privilege outstanding in favour of any person for the purchase from the Corporation of its undertaking, property and assets outside of the ordinary course of business.

(w)

Purchase of Assets. Except as set out in Schedule T, the Corporation is not a party to any agreement to acquire the shares or other securities of any corporation or to acquire the business, property or assets or assume the obligations or liabilities of any Person.

(x)

Absence of Conflicting Agreements. The Corporation is not a party to, bound or affected by, or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law, provision or statute, regulation, judgment, decree or law which would be violated, contravened, breached or under which any obligation would be accelerated or under which any default would occur as a result of the consummation of any of the transactions provided for herein.

(y)	Tax Matters and Government Returns. Except to the extent shown in the Annual Financial Statements (and thereafter incurred in the ordinary course of its business), the Corporation is not liable for any taxes, assessments or other imposts or penalties whether or not due or accruing due, except for remittances of sales tax or goods and services tax not yet due. The Corporation has duly filed in the time required by applicable law all tax returns required to be filed by it and all information returns as to which the non-filing or late filing could result in interest or penalties, has made complete and accurate disclosure in such returns and has paid all taxes shown on such returns as being due and payable and has also paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and fines due and payable by the Corporation in the time required by applicable law. Each such tax return and information return is true, correct and complete in all material respects. The Corporation has made adequate provision in its Annual Financial Statements for the taxes which are payable during the current fiscal period for which tax returns are not yet required to be filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of income tax or the filing of any tax return by, or payment of any tax by, or levying of any governmental charge against the Corporation. There are no actions, audits, assessments, reassessments, suits proceedings, investigations or claims now threatened or pending against the Corporation in respect of taxes or governmental charges or any matters under discussion with any governmental authority relating to taxes or governmental charges asserted by any such authority. The Corporation has withheld from each payment made by it the amount of all taxes and other deductions required to be withheld there from and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation. For the avoidance of doubt, the Corporation issues no representation or warranty and undertakes no liability with respect to the amount of the tax losses carried forward in the Corporation or to the future use of such losses.

(z)

Default. The Corporation is not in material default under any instrument evidencing any indebtedness or liability or under the terms of any instrument pursuant to which an instrument evidencing any indebtedness or liability has been issued or made and delivered.

(aa)

Financial Statements. The Annual Financial Statements have been prepared in accordance with Danish GAAP applied on a basis consistent with prior periods, are correct, complete and accurate in all material respects and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation as at the respective dates of the Annual Financial Statements and the sales, earnings and results of operations of the Corporation for the respective periods covered by the Annual Financial Statements. The financial position and condition of the Corporation, including, but not limited to, the working capital position, is now at least as good as that shown on or reflected in the Annual Financial Statements.

(bb)	Material Adverse Change. Since the date of the Annual Financial Statements, there has been no material adverse change in the condition, financial or otherwise,

of the Corporation as reflected in such Annual Financial Statements or the financial condition of its Subsidiaries and the business, operations and assets of the Corporation and its Subsidiaries have not been materially adversely affected as a result of any act or event including, without limitation, fire, accident, strike, expropriation or act of any government in Denmark or elsewhere.

(cc)

Insurance. The Corporation maintains such policies of insurance issued by responsible insurers as are appropriate to its business, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets.

(dd)

Full Disclosure. Neither this Agreement nor any document to be delivered pursuant to this Agreement by the Corporation nor any certificate, report, statement or other document furnished by the Corporation or any officer or director of the Corporation in connection with this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. There has been no event, transaction or information which has come to the attention of the Corporation that has not been disclosed to each Subscriber which could reasonably be expected to have a material adverse effect on the assets, business, earnings, prospects, properties or condition (financial or otherwise) of the Corporation.

(ee)

Shareholder Agreements. Other than as set forth in the Shareholders Agreement and the Constating Documents, there is not any agreement of any nature between the Corporation and any person, or between any persons (including, without limitation, shareholders or creditors of the Corporation) that relates to or affects the management of the Corporation or restricts the ability of the Corporation to issue securities or the ability of shareholders of the Corporation to freely transfer or alienate any outstanding securities of the Corporation or securities of the Corporation that may hereafter be issued, or that creates a voting trust, voting agreement, pooling agreement, drag-along, right of first refusal, pre-emptive right or proxy with respect to any of the outstanding securities of the Corporation or securities of the Corporation that hereafter may be issued.

(ff)

Business in the Ordinary Course. The Corporation has not carried on any business other than the Business since the date of its incorporation. The operations and Business of the Corporation between the date of the Annual Financial Statements and the date hereof have been carried on in the ordinary course, the Corporation has not incurred any material obligation or liability out of the ordinary course since the date of the Annual Financial Statements.

(gg)

Environmental, Health and Safety Matters. The operations of the Corporation (as well as any property or assets of the Corporation whether or not used in carrying on of the Business) are not in, and have not been in, violation of any applicable laws, regulations, permits, licences, approvals, policies, guidelines or orders of any governmental or municipal authority relating to environmental, health or safety matters, including the release of hazardous substances, where such violation could have a material adverse effect on the Corporation or the Business.

(hh)

Annual Financial Statements. [CONFIDENTIAL INFORMATION CONCERNING HISTORICAL ANNUAL FINANCIAL STATEMENTS HAS BEEN OMITTED]. This Section 1.1(hh) does not include specific representations on other items of the audited annual financial statement for the financial year ended 31 December 2009 beyond those specifically mentioned herein.

3.2	Survival of Representations and Warranties

All of the foregoing representations and warranties set out in Section 3.1 are or shall be true and correct at the date of this Agreement and each Closing Date. The covenants, representations and warranties of the Corporation contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall not merge on the closing of the transactions contemplated hereby and shall survive the completion of the sale of the Subscribed Shares to each Subscriber and notwithstanding such closing nor any investigation made by or on behalf of each Subscriber shall continue in full force and effect from the date of this Agreement as follows:

(a)

as to matters relating to or arising as a result of fraud committed by the Corporation and as to matters in Section 3.1(y) relating to income tax, sales tax, corporation tax, any other governmental levy, tax or duty or any assessment or reassessment relating thereto arising as a result of misrepresentation in filing a return or in supplying information for the purpose of any tax imposed on the Corporation, forever;

(b)

as to matters in Section 3.1(y) relating to income tax, sales tax, corporation tax, any other governmental levy, tax or duty or any assessment or reassessment relating thereto not arising as a result of misrepresentation or fraud until three (3) months following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under applicable tax legislation in respect of any taxation year to which the applicable representation and warranty extends could be issued under such tax legislation to the Corporation (such period to include any period extended by any agreement, waiver or arrangement with any governmental authority);

(c)

as to the warranties and representations set forth in Sections 3.1(b), (c), the first, third and fourth sentences of (d), (e), the first sentence of (h)(a), the first sentence of (i), (j), (k), (r), (w) and (y), for a period of three (3) years following the date of the applicable Closing Date ; and

(d)	as to all other covenants, warranties and representations, for a period of 18 (eighteen) months following the applicable Closing Date.
3.3	Indemnification in Favour of Ballard and Danfoss

The Corporation indemnifies and save harmless Ballard and Danfoss (each an “Indemnified Party” and together the “Indemnified Parties”)of and from all Losses (as defined hereinafter) suffered or incurred by the Indemnified Parties as a result of or arising directly or indirectly out of or in connection with:

(a)

any breach by the Corporation of or any inaccuracy of any representation or warranty of the Corporation contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto (provided that the Corporation shall not be required to indemnify or save harmless an Indemnified Party in respect of any breach or inaccuracy of any representation or warranty unless such Indemnified Party shall have provided notice of the claim to the Corporation within the applicable time period specified in Section 3.2); and

(b)

any breach or non-performance by the Corporation of any covenant to be performed by it which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

“Losses” means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, reasonable costs and expenses calculated in accordance with Danish court practise (including, without limitation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter.

Each Indemnified Party’s obligation under Danish law to mitigate its losses shall apply in calculating the direct losses resulting from any breach of the Corporation's representations and warranties or any covenant or agreement of the Corporation.

The Indemnified Parties agree that, subject to the limitations set forth herein, the remedies provided in this Clause shall be the exclusive remedy of the Indemnified Parties with respect to any breach of any warranties or breach of any covenant or agreement of the Parties contained in this Agreement.

3.4	De Minimis Claim and Dantherm Guarantee and Indemnification
(a)

No claim for indemnification may be made under Section 3.3 until the aggregate value of all claims by an Indemnified Party, whether or not previously made by the Indemnified Parties, exceeds [CONFIDENTIAL INFORMATION CONCERNING MONETARY THRESHOLD HAS BEEN OMITTED] (the “Threshold”). The parties hereto acknowledge that the Threshold is a deductible. All payments made by the Corporation to either Indemnified Party under Section 3.3 shall be paid by the Corporation in Danish kroner. In no event shall any multiple be used in calculating the amount of losses. The total aggregate amount payable to the Indemnified Parties, which may be due from the Corporation pursuant to claims made under Section 3.3 shall be limited to [CONFIDENTIAL INFORMATION CONCERNING LIABILITY CAP HAS BEEN OMITTED] (the “Corporation Liability Cap”).

(b)

Dantherm guarantees for ((Suretyship) in Danish “simpel kaution”) the payment by the Corporation of all amounts due to each Indemnified Party under Section 3.3, provided that Dantherm’s maximum liability under this Section 1.1(b) will be a total amount of [CONFIDENTIAL INFORMATION CONCERNING LIABILITY CAP HAS BEEN OMITTED](the “Dantherm Liability Cap”). The Threshold shall also apply as a deductable in respect of Dantherm’s guarantee. Dantherm’s guarantee will only apply to claims made in respect of representations given at the First Closing Date and will not extend to claims solely based on the repetition of the representations by the Corporation at the Second Closing Date and Optional Third Closing Date. Provided that Dantherm’s maximum liability under this Section 1.1(b) will not exceed [CONFIDENTIAL INFORMATION CONCERNING LIABILITY CAP HAS BEEN OMITTED], Dantherm (i) guarantees the payment of all claims under Section 3.3 for amounts under the Corporation Liability Cap which are unpaid by the Corporation, and (ii) indemnifies the Indemnified Parties for all claims under Section 3.3 for amounts in excess of the Corporation Liability Cap.

(c)

Dantherm hereby agrees to indemnify and save harmless the Indemnified Parties of and from all Losses suffered or incurred by each Indemnified Party as a result of or arising directly or indirectly out of or in connection with:

(a)

all payments, if any, made by the Corporation on behalf of Dantherm or any of its subsidiaries (to any creditor including the tax authorities) as a result of the joint liabilityfollowing from Article 136, Section 2 of the Danish Companies Act in relation to the de-merger carried out in 2007;

(b)	a breach of the Corporation’s representations in Section 1.1(hh);
(c)	[CONFIDENTIAL INFORMATION CONCERNING POTENTIAL LIABILITIES HAS BEEN OMITTED];
(d)	any and all taxes relating to joint taxation referred to in Section 6.1; and
(e)	a breach of the Corporation’s representations in Section 3.1(y).

Dantherm’s indemnifications in Section 1.1(c) are unlimited, unqualified and not subject to the Threshold. Dantherm shall not be entitled to claim any payments made to Ballard and/or Danfoss under Dantherm’s indemnifications in Section 1.1(c) against the Corporation on the basis of re-course, subrogation or otherwise. Any such indemnification paid to Ballard and/or Danfoss shall thus ultimately be borne solely by Dantherm. For the avoidance of doubt, Dantherm issues no representation or warranty and undertakes no liability with respect to the amount of the tax losses carried forward in the Corporation or to the future use of such losses.

(d)

The Indemnified Parties agree that each payment received from the Corporation or Dantherm under Section 3.3 or Section 3.4 will be shared by the Indemnified Parties pro rata based on their respective Losses arising from the underlying claim giving rise to such payment.

3.5	Survival of Indemnity

Where Ballard and/or Danfoss makes a claim or claims pursuant to Section 3.3 within the time period applicable to such claim or claims set forth in Section 3.2, the right to indemnification in respect of such claim or claims shall continue in full force and effect until the claim is finally settled or adjudicated in accordance with Section 6.10 and all payments to be made in respect of any settlement or adjudication have been made.

3.6	No Effect of Knowledge

The right to indemnification or other remedy of Ballard and Danfoss based on the representations, warranties, covenants and obligations contained in this Agreement, any Collateral Documents and the certificates to be delivered pursuant to Section 1.1(a) and Section 1.1(b), exists notwithstanding any of the Closing Dates and notwithstanding any investigation or knowledge acquired prior to such Closing Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF EACH SUBSCRIBER

4.1	Representations Relating to Each Subscriber

Each Subscriber, solely on his, her or its own behalf, hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the issuance of the Subscribed Shares, that:

(a)

Organization. Each Subscriber (if not an individual) is a validly organized entity under the laws of its jurisdiction of incorporation or organization and each Subscriber has the power and authority to enter into and perform its obligations under this Agreement and the Collateral Documents to which it is a party.

(b)

Enforceability of Obligations. This Agreement and each of the documents delivered by each Subscriber pursuant to this Agreement, including the Collateral Documents to which it is a party, constitutes or when executed, as applicable, will constitute a valid and binding obligation of each Subscriber enforceable against each Subscriber in accordance with the terms thereof, subject, however, to the limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, re-organization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunction are only available at the discretion of the court from which they are sought.

(c)

Consents and Approvals. There is no requirement for any Subscriber to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

(d)	Restricted Securities. Each Subscriber understands that the Subscribed Shares have not been, and will not be, registered under any securities laws.
(e)	No Public Market. Each Subscriber understands that no public market now exists for the Shares, and that the Corporation has made no assurances that a public market will ever exist for the Shares.
4.2	Survival of Representations and Warranties

All of the foregoing representations and warranties set out in this Article 4 are or shall be true and correct at the date of this Agreement and on the date of closing. Such representations and warranties shall not merge on the closing of the transactions contemplated hereby and shall survive the completion of the sale of the Subscribed Shares to each Subscriber for a period of 18 months from the First Closing Date.

ARTICLE 5

CLOSING CONDITIONS

5.1	Subscribers’ Closing Conditions

The subscription of the Shares is subject to the following conditions being satisfied at or prior to the each Closing Date, which conditions are for the exclusive benefit of each Subscriber and may be waived, in whole or in part, by each Subscriber in its sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Corporation contained in this Agreement or in any Collateral Document shall have been true and correct as of the date of this Agreement and shall be true and correct as of each Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and the Corporation shall have executed and delivered a certificate of a senior officer to that effect on each Closing Date. The receipt of such certificate and the occurrence of each Closing Date shall not constitute a waiver by any Subscriber of any of the representations and warranties of the Corporation which are contained in this Agreement or in any Collateral Document. Upon the delivery of such certificate, the representations and warranties of the Corporation in Article 3 shall be deemed to have been made on and as of such Closing Date with the same force and effect as if made on and as of such date.

(b)

Performance of Covenants. The Corporation shall have fulfilled or complied with all covenants contained in this Agreement and in any Collateral Document to be fulfilled or complied with by it at or prior to the applicable Closing Date, and the Corporation shall have executed and delivered a certificate of a senior officer to that effect upon each Closing Date. The receipt of such certificate and the occurrence of each Closing Date shall not constitute a waiver by any Subscriber of any of the covenants of the Corporation which are contained in this Agreement or any Collateral Document.

(c)

Consents and Authorizations. All consents, approvals and waivers listed in Schedule H and all filings, notices and authorizations listed in Schedule H, shall have been made, given or obtained on terms acceptable to each Subscriber, acting reasonably.

(d)

Due Diligence. Each Subscriber shall have completed its investigation into the Corporation, the Business, the books and records, the assets and all other matters it deems relevant and such investigation shall not have disclosed any matter which each Subscriber, acting reasonably, considers to be materially adverse to the Corporation, the Business or the assets or materially adverse to its decision to acquire the Shares.

(e)

Proceedings. All corporate proceedings to be taken in connection with the transactions contemplated by this Agreement and any Collateral Document shall be reasonably satisfactory in form and substance to each Subscriber, acting reasonably, and each Subscriber shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith.

(f)

No Legal Action. No action or proceeding shall be pending or threatened by any Person in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of each Subscriber to conduct the Business after Closing on substantially the same basis as heretofore operated.

(g)	[CONFIDENTIAL INFORMATION CONCERNING EQUITY VALUATION HAS BEEN OMITTED];
(h)	Debt Free. As of the First Closing Date, the Corporation will be free of Net Interest Bearing Debt which shall mean any interest bearing funding facility including but not limited to bank loans, shareholder loans, leasing arrangements, unfunded pension liabilities etc., less cash and cash equivalents;
(i)	No Material Adverse Change. No material adverse change in the Business, condition, assets, operations, or prospects of the Corporation occurring or continuing.
(j)

Milestones for Second Closing Date. Prior the Second Closing Date, the Corporation will have achieved the milestones set forth in Schedule Y, to the satisfaction of Ballard together with either Dantherm or Danfoss. At least thirty days before a proposed Second Closing Date, the parties shall begin discussions concerning the Corporation’s progress towards achieving the milestones for the Second Closing Date.

(k)

Milestones for Optional Third Closing Date. Prior the Optional Third Closing Date, the Corporation will have achieved the milestones set forth in Schedule Z, to the satisfaction of Ballard together with either Dantherm or Danfoss.At least thirty days before a proposed Optional Third Closing Date, the parties shall begin discussions concerning the Corporation’s progress towards achieving the milestones for the Optional Third Closing Date.

(l)

Deliveries. The Corporation shall deliver or cause to be delivered to each Subscriber on each Closing Date (unless noted otherwise in this Section 1.1(l)), the following in form and substance satisfactory to each Subscriber:

(a)	updated share register;
(b)	the certificates referred to Section 1.1(a) and Section 1.1(b);
(c)

only on the First Closing Date, certified copies of all resolutions of the shareholders and the board of directors of the Corporation approving the entering into and completion of the transaction contemplated by this Agreement and the Collateral Documents;

(d)	only on the First Closing Date, an opinion of counsel to the Corporation substantially in the form set forth in Schedule S;
(e)	[CONFIDENTIAL INFORMATION CONCERNING EMPLOYMENT AGREEMENTS HAS BEEN OMITTED];
(f)	only on the First Closing Date, the Collateral Documents executed by all parties thereto; and
(g)	[CONFIDENTIAL INFORMATION CONCERNING EMPLOYMENT AGREEMENTS HAS BEEN OMITTED].

ARTICLE 6

GENERAL PROVISIONS

6.1	Joint Taxation
(a)

The Corporation is subject to mandatory joint taxation with Dantherm and other Danish entities under the same ultimate ownership in accordance with the provisions of the Danish Company Taxation Act (in Danish “Selskabsskatteloven”). Dantherm is the administration company of the jointly taxed companies. The joint taxation does not comprise any non-Danish entities. The joint taxation ceases on transfer of the control of the Corporation from Dantherm to Ballard. In order to neutralize the effects of the cessation of the Danish joint taxation (to the extent possible) the Parties agree as follows below.

(b)

In the opinion of each of the Subscribers and the Corporation, the control of the Corporation is for the purposes of the Danish joint taxation transferred from Dantherm to Ballard as of the First Closing Date. If the Danish tax authorities (SKAT) establish that the cessation of control is considered to be another date than the First Closing Date, the joint taxation will cease at such other date.

(c)

Dantherm shall procure that notice is given to the Danish tax authorities (“SKAT”) of the cessation of the joint taxation and the relevant income periods as soon as possible after the First Closing Date and no later than 10 Business Days after the First Closing Date. Ballard shall receive a copy of the correspondence with SKAT.

(d)

The tax returns for the Corporation for the income year 2009 and the period 1 January 2010 to the First Closing Date (the “Final Income Period”) are to be included in the jointly taxed income of Dantherm, the Corporation and the other Danish entities which are jointly taxed with Dantherm and shall in all materiality be drawn up in accordance with the same accounting principles and/or tax treatment and depreciation principles and rates as consistently applied before the First Closing Date to the extent that the application of such principles will be fully in accordance with Danish Law.

(e)

Any payments of tax by the Corporation to Dantherm (in its capacity as administration company) pursuant to section 31, subsection 6, of the Danish Company Taxation Act and relating to the income year 2009 or the Final Income Period shall be made within ten (10) Business Days prior to the due date on which such amount fully or partly must be paid to SKAT. Payments by Dantherm and/or the Corporation and/or the other Danish entities jointly taxed with Dantherm (as the case may be) pursuant to section 31, subsection 6, of the Danish Company Taxation Act concerning use of tax losses shall be made no later than (a) 1 November 2010 for losses relating to the income year 2009, and (b) 1 November 2011 for losses relating to the Final Income Period. Other payments under section 31, subsection 6, of the Danish Company Taxation Act, e.g. payments relating to tax reassessments of any pre-Closing periods including the Final Income Period, or repayments of tax not resulting from a tax reassessment, including repayments of taxes paid on account, shall be made no later than ten (10) Business Days after the final decision by SKAT confirming that such payment must be made.

6.2	Entire Agreement

This Agreement constitutes the entire agreement between the parties relating to the subject matter and supersedes all prior and contemporaneous agreements, understandings, term sheets, negotiations and discussions, whether oral or written, of the parties.

6.3	Enurement

The provisions of this Agreement shall, except as otherwise provided herein, enure to the benefit of and be binding upon the parties hereto and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns.

6.4	Assignment

Unless otherwise provided for in this Agreement, no party may assign its rights or benefits under this Agreement, save and except that each Subscriber may assign their rights under this Agreement in whole or in part to any other Person on notice to the Corporation in writing; provided, however, that any such assignment shall not relieve any assigning Subscriber from any of its obligations hereunder.

6.5	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile, electronic mail, telecopy or other similar means of recorded electronic communication provided such device produces a written confirmation of sending and receipt, or sent by registered mail, charges prepaid, to each Subscriber at such Subscriber’s address as set forth in Schedule N. Notice to the Corporation is as follows:

Dantherm Power A/S

Majsmarken 1

DK-9500 Hobro

Denmark

Attention:	Per Albæk
Facsimile No.:	+45 96143805

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the tenth Business Day following the date of mailing; provided, however, that if at the time of mailing or within tenth Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid. Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section.

6.6	Further Assurances and Public Announcements

Each party hereto shall do such acts and shall execute and deliver such further agreements, documents, deeds, transfers and the like, and shall cause the doing of such acts and the execution and delivery of such further items as are within its power and as any other party may in writing at any time and from time to time reasonably request, in order to give full effect to the provisions and intent of this Agreement and the other agreements and documents to be executed and delivered hereunder and thereunder. Except as required by law or applicable regulation, the Parties agree that no disclosure of the contents of this Agreement or the discussions of the Parties related hereto will be made to any third party without the prior written consent of the other Parties, except that a Party may disclose such information to its parent company or investors as necessary to obtain approval for this Agreement and the transactions contemplated hereby. If either party is required by law or applicable regulation to release any information related to the contents of this Agreement or the discussions of the Parties, the non-disclosing party shall be given an opportunity to review the proposed disclosure in advance.

6.7	Fees and Expenses

Each party will pay its own costs associated with discussions and negotiations related to the Transaction, including all out-of-pocket expenses and fees related to legal services, and other advisors, [CONFIDENTIAL INFORMATION CONCERNING COSTS HAS BEEN OMITTED].

6.8	Amendment

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Denmark.

6.10	Arbitration

Any dispute arising out of or in connection with this Agreement, including any disputes regarding the existence, validity or termination thereof, shall be settled by arbitration arranged by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced.

6.11	Counterparts and Facsimile

This Agreement may be executed in counterparts, each of which when so executed and delivered, shall be deemed to be an original and together shall constitute one and the same agreement. This Agreement may be signed either by original signature or by facsimile signature, and such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

6.12	Independent Legal Advice

Each of the undersigned hereby acknowledges that it has obtained or has had the opportunity to obtain independent legal advice and that it has read and understood the terms and conditions of this Agreement and acknowledges and agrees it has obtained all independent legal advice which it considers necessary prior to the execution and delivery of this Agreement and that, in the event that it did not avail itself of that opportunity prior to signing this Agreement, it did so voluntarily without any undue pressure and agrees that its failure to obtain independent legal advice shall not be used by it as a defence to the enforcement of their obligations under this Agreement.

[remainder of this page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

DANTHERM POWER A/S		DANTHERM A/S
By:		By:
	Name: Title:		Name: Title:

By:		By:
	Name: Title:		Name: Title:
DANFOSS VENTURES A/S		BALLARD POWER SYSTEMS INC.
By:		By:
	Name: Title:		Name: Title:

By:		By:
	Name: Title:		Name: Title:

SCHEDULE A
ARTICLES AND BY-LAWS

SCHEDULE B

ANNUAL FINANCIAL STATEMENTS

SCHEDULE C

INTELLECTUAL PROPERTY

SCHEDULE D

LICENSED TECHNOLOGY

SCHEDULE E

TITLE TO ASSETS AND POWER OF ATTORNEY

SCHEDULE F

LITIGATION OUTSTANDING & THREATENED

SCHEDULE G

MATERIAL CONTRACTS

SCHEDULE H

N/A

SCHEDULE I
EMPLOYMENT AGREEMENTS

SCHEDULE J

N/A

SCHEDULE K

N/A

SCHEDULE L

N/A

SCHEDULE M

ISSUED AND OUTSTANDING SHARES PRIOR TO ISSUANCE OF CLASS B SHARES

SCHEDULE N

SUBSCRIBERS

Ballard Power Systems Inc.

4343 North Fraser Way

Burnaby, British Columbia

Canada

V5J 5J9

Attention:	Corporate Secretary

Facsimile No.: (604) 421-4700

Dantherm A/S

Jegstrupvej 4

7800 Skive

Denmark

Attention:	Mikael Tange Andersen
Facsimile No.:	+45 99149015

Danfoss A/S

Nordborgvej 81, Building E14

6430 Nordborg

Denmark

Attention:	Anja Korsgaard Andresen

Facsimile No.:+45 74886235

SCHEDULE O

N/A

SCHEDULE P

N/A

SCHEDULE Q

N/A

SCHEDULE R

FORM OF SHAREHOLDERS AGREEMENT

SCHEDULE S
FORM OF OPINION OF CORPORATION'S COUNSEL

SCHEDULE T

N/A

SCHEDULE U

BALLARD ASSET CONTRIBUTION

SCHEDULE V

FORM OF COLLABORATION AGREEMENT

SCHEDULE W

DANFOSS ASSET CONTRIBUTION

SCHEDULE X

N/A

SCHEDULE Y

MILESTONES FOR SECOND CLOSING DATE

[CONFIDENTIAL INFORMATION CONCERNING MILESTONES HAS BEEN OMITTED]

SCHEDULE Z

MILESTONES FOR OPTIONAL THIRD CLOSING DATE

[CONFIDENTIAL INFORMATION CONCERNING MILESTONES HAS BEEN OMITTED]

EXHIBIT 99.3

TECHNOLOGY TRANSFER AND LICENSE AGREEMENT

BETWEEN

BALLARD POWER SYSTEMS INC.

- and –

DANTHERM POWER A/S

January  _____, 2010

T A B L E O F C O N T E N T S

                                                Page

PART 1 DEFINITIONS AND INTERPRETATION 2

Definitions 2
Interpretation 6
Schedules 6

PART 2 TRANSFER FROM THE CORPORATION 7

Transfer from the Corporation to Ballard and the Corporation as Co-owners 7
Registration of Transfer 7
Prosecution of Intellectual Property Rights 7
Technology Transfer/Disclosure 7
[CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED] 8
Obligation to Inform of Suspected Infringement 8
Covenant to Transfer 8

PART 3 LICENSE GRANTS BY BALLARD 8

Grant of [CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED] License from Ballard 8
[CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED] 9
Technology Transfer/Disclosure 9
Obligation to Inform of Suspected Infringement 9

PART 4 IMPROVEMENTS 10

Improvements Included in Dantherm IPR 10
Improvements Included in Ballard IPR 10

PART 5 REPRESENTATIONS AND WARRANTIES 10

No Warranty Re Patents, etc. 10
Specific Exclusion 11

PART 6 TERMINATION 11

Term of Licenses 11
Termination of Licenses 11
Rights After Termination 13

PART 7 DISPUTE RESOLUTION 14

Initiation of Process 14
Exclusions 14

(i)

(ii)

TECHNOLOGY TRANSFER AND LICENSE AGREEMENT

THIS AGREEMENT is dated January _________________,	, 2010

BETWEEN:

BALLARD POWER SYSTEMS INC., a corporation existing under the laws of Canada, having an office at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8

("Ballard")

AND:

DANTHERM POWER A/S, a corporation governed by the laws of Denmark

(the "Corporation")

WHEREAS:

(A)      Ballard, the Corporation, Dantherm A/S ("Dantherm") and Danfoss Ventures A/S ("Danfoss") have entered into a collaboration agreement dated the date hereof (the "Collaboration Agreement");

(B)       Under the Collaboration Agreement, the Corporation has agreed to transfer all of its Intellectual Property Rights and Know-How applicable to fuel cells, fuel cell systems [CONFIDENTIAL INFORMATION CONCERNING SCOPE OF LICENSE HAS BEEN OMITTED] jointly to Ballard and the Corporation, and Ballard has agreed to license to the Corporation certain of Ballard’s Intellectual Property Rights and Know-How applicable to fuel cell systems; and

(C)      The parties hereto are entering into this agreement to document and evidence the foregoing transfer and license of Intellectual Property Rights and Know-How as contemplated in the Collaboration Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT the parties hereto mutually covenant and agree as follows:

PART 1
DEFINITIONS AND INTERPRETATION

Definitions

1.1       In this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(b)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(c)

Ballard IPR means all of the Intellectual Property Rights and Know-How related to Fuel Cell Systems held by Ballard or any Subsidiary of Ballard (other than the Corporation), other than such Intellectual Property Rights or Know-How in respect of which Ballard or its Subsidiaries do not have the right to grant a licence or sublicense of the scope of the Ballard License;

(d)	Ballard License means the license to the Ballard IPR granted to the Corporation in Part 3;
(e)	Business Day means a day that is not a Saturday or a Sunday or a Canadian federal, British Columbia provincial or Danish federal holiday;
(f)	Control of a corporation, limited liability company, other body corporate or other entity by a Person only occurs, for the purposes of this Agreement, if:
(i)

securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person; and

(ii)

the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity if it has no board of directors), of the corporation, limited liability company, other body corporate or other entity;

(g)

Dantherm IPR means all of the Intellectual Property Rights and Know-How held by the Corporation or any Subsidiary of the Corporation applicable to, or capable of being used for, Fuel Cells or Fuel Cell Systems;

(h)

Fuel Cell means a fuel cell or fuel cell stack and components, devices, materials and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell or fuel cell stack, [CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];

but, for greater certainty, excludes every item included in the definition of Fuel Cell System;

(i)	Fuel Cell System means the components assembled or designed for assembly around a Fuel Cell, [CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];

which, together with a Fuel Cell, takes fuel and delivers electricity for an application but, for greater certainty, excludes every item included in the definition of Fuel Cell;

(j)	Governmental Authority means:
(i)

any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing; or
(iii)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(k)

Improvement means, in respect of any Intellectual Property Rights or Know-How, any improvement, enhancement, revision, customization or modification to such Intellectual Property Rights or Know-How, any new application of such Intellectual Property Rights or Know-How, any Intellectual Property Rights or Know-How relating to the foregoing, and any division, continuation, renewal, re-issue or extension thereof;

(l)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(m)

Intellectual Property Rights a Person means that Person's rights to all inventions, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, moral rights, development drawings, research, analysis, experiments, copyrights, data, formulas, methods, procedures, processes, systems and techniques for which a registration or record as a patent, industrial design or similar proprietary right has been obtained or applied for, but does not include trademarks or trade names;

(n)	Intervening Event has the meaning ascribed to it in Section 8.6;
(o)

Know-How of a Person means that Person's rights to all inventions, designs, trade secrets, ideas, work, technology, know-how, innovations, creations, concepts, moral rights, development drawings, research, analysis, experiments, copyrights, data, formulas, methods, procedures, processes, systems and techniques for which no registration or record as a patent, industrial design or similar proprietary right has been obtained or applied for, but does not include trademarks or trade names;

(p)	Licensed Field means Stationary Power Systems, including combined heat and power systems [CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(q)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(r)	Notice has the meaning ascribed to in it Section 8.10;
(s)	Party means each of Ballard and the Corporation and Parties means both of them collectively;

(t)

Person means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or Governmental Authority or trustee, executor, administrator or other legal representative;

(u)	Shareholders' Agreement means the Shareholders’ Agreement between Ballard, the Corporation, Dantherm and Danfoss dated the date hereof;
(v)

Stationary Power System means a stationary electrical power system designed to be attached to a fixed site, being land, a building or other structure, with plumbing, piping or structural connections for extended use at that site such as is characterized by the concepts of remote or distributed power generation;

(w)

Subsidiary of a Party means a corporation, limited liability company, other body corporate or other entity which that Party, directly or indirectly, Controls and, in the case of Ballard, includes BDF IP Holdings Ltd.;

(x)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED];
(y)	[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED]; and
(z)	Triggering Event means Ballard ceasing to be a shareholder in the Corporation, other as a result of, or at a time when, the Corporation:
(i)	appoints or allows the appointment of any receiver, receiver-manager, trustee, liquidator or other person, acting in a similar capacity; or

(ii)	institutes any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent under any law relating to bankruptcy, insolvency, reorganization or relief of debtors.

Interpretation

1.2       In this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	"this Agreement" means this Technology Transfer and License Agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;
(b)

the headings in this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(c)

the word "including", when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d)

a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(e)	words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa;
(f)	a reference to "approval", "authorization" or "consent" means written approval, authorization or consent; and
(g)	a reference to a Part or Section is to the a Part or Section of this Agreement so designated.

Schedules

1.3       The following Schedules are incorporated by reference in, and form a part of, this Agreement:

Schedule	Description
A	[CONFIDENTIAL INFORMATION CONCERNING THE

Schedule	Description
CORPORATION’S INTELLECTUAL PROPERTY HAS BEEN OMITTED]

PART 2

TRANSFER FROM THE CORPORATION

Transfer from the Corporation to Ballard and the Corporation as Co-owners

2.1       The Corporation assigns and transfers to Ballard and the Corporation, as equal co-owners, the Dantherm IPR, such Dantherm IPR to be held subject to the rights and obligations in Sections 2.2 to 2.8.

Registration of Transfer

2.2       In order to effect the registration of the transfer of ownership set out in Section 2.1, following the execution of this Agreement the Corporation will promptly execute all such separate assignment and/or change of registration documents as are in the opinion of either the Corporation or Ballard required by and to be recorded with the patent offices of relevant countries or regions. [CONFIDENTIAL INFORMATION CONCERNING COSTS HAS BEEN OMITTED].

Prosecution of Intellectual Property Rights

2.3       The Corporation and Ballard will reasonably cooperate in the filing and prosecution of the Intellectual Property Rights included in the Dantherm IPR; provided that the Corporation shall be responsible for paying all costs associated with such filing and prosecution. The Corporation will promptly deliver to Ballard copies of all documentation pertaining to the Intellectual Property Rights included in the Dantherm IPR, including copies of all correspondence to or from examining authorities regarding such Dantherm IPR, “letters patent” and prior art searches or other documentation pertaining to such Dantherm IPR, and all correspondence with any attorney involved in the preparation and/or prosecution of such Dantherm IPR, to the extent not otherwise in the possession of the Corporation.

Technology Transfer/Disclosure

2.4       The Corporation will reasonably cooperate with Ballard in making available to Ballard all documentation and information necessary to disclose to Ballard and enable Ballard to make use of the Know-How included in Dantherm IPR; [CONFIDENTIAL INFORMATION CONCERNING DISCLOSURE COSTS HAS BEEN OMITTED].

[CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED]

2.5       [CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED].

2.6       [CONFIDENTIAL INFORMATION CONCERNING ROYALTIES HAS BEEN OMITTED].

Obligation to Inform of Suspected Infringement

2.7       If either Party becomes aware of any suspected infringement of the Dantherm IPR by a third party, it shall notify the other Party as soon as practicable. The Parties will then consult as soon as reasonably practicable with a view to reaching an agreement as to the manner in which such infringement may best be addressed.

Covenant to Transfer

2.8       Ballard hereby covenants to transfer any continuing interest it may have in the Dantherm IPR to the Corporation upon the occurrence of a Triggering Event. In such circumstances, the Corporation will, at Ballard’s request, discuss providing Ballard with a non-exclusive, world-wide, license to the Dantherm IPR to make, have made, use, have used, offer to sell, sell and import fuel cells, fuel cell systems and fuel processing systems and processes in relation thereto. Such licence, if granted, shall provide for a royalty, and include such other terms as are acceptable to Ballard and the Corporation, each acting reasonably.

PART 3

LICENSE GRANTS BY BALLARD

Grant of [CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED] License from Ballard

3.1       Subject to the limitations set out in Section 3.2, Ballard hereby grants to the Corporation a [CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED] license to the Ballard IPR to make, have made, use, have used, offer to sell, sell and import Fuel Cell Systems for use in the Licensed Field. This license may only be sublicensed:

(a)	by the Corporation to its Subsidiaries, in which case such sublicense must:
(i)	expressly prohibit the licensee from sub-licensing the Ballard IPR;

(ii)	terminate immediately upon the licensee commencing any official proceedings to contest or challenge, or co-operating with a third party to so contest or challenge, any of the licensed Ballard IPR; and
(iii)	terminate immediately upon the licensee ceasing to be a Subsidiary of the Corporation; or
(b)	to any other Person:
(i)	if Ballard is a shareholder of the Corporation, on terms acceptable to Ballard and the Corporation, each acting reasonably; or
(ii)	if Ballard is not a shareholder of the Corporation, on terms acceptable to Ballard, in its sole discretion.

[CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED]

3.2       [CONFIDENTIAL INFORMATION CONCERNING LICENSING HAS BEEN OMITTED].

Technology Transfer/Disclosure

3.3       Ballard will reasonably cooperate with the Corporation in making available to the Corporation all documentation and information necessary to disclose to the Corporation, and enable the Corporation to make use of the Know-How included in Ballard IPR; [CONFIDENTIAL INFORMATION CONCERNING DISCLOSURE COSTS HAS BEEN OMITTED].

Obligation to Inform of Suspected Infringement

3.4       If the Corporation or any of its Subsidiaries become aware of any suspected infringement of any of the Ballard IPR by a third party, the Corporation shall notify Ballard as soon as practicable. The Parties will then consult as soon as reasonably possible with a view to reaching an agreement as to the manner in which such infringement may best be addressed; provided, however, that the final decision on whether or not to take legal action in respect of any suspected infringement of any of the Ballard IPR will be made by Ballard, in its sole discretion. The Corporation will, at its own expense, cooperate with Ballard in any such legal action.

PART 4

IMPROVEMENTS

Improvements Included in Dantherm IPR

4.1       The Dantherm IPR includes all Improvements developed, discovered or acquired by the Corporation or its Subsidiaries after the date hereof and prior to the date upon which Ballard ceases to be a shareholder in the Corporation.

Improvements Included in Ballard IPR

4.2       The Ballard IPR includes all Improvements developed, discovered or acquired by Ballard or its Subsidiaries (other than the Corporation) after the date hereof and prior to the date upon which Ballard ceases to be a shareholder in the Corporation.

PART 5

REPRESENTATIONS AND WARRANTIES

No Warranty Re Patents, etc.

5.1	Nothing in this Agreement is to be construed as:
(a)	a warranty or representation by any Party as to the validity or scope of any patents or any other Intellectual Property Rights transferred or licensed by it under this Agreement;
(b)

a warranty or representation that anything made, used, sold, offered for sale, imported or otherwise disposed of under any Intellectual Property Rights or Know-How transferred or licensed under this Agreement is or will be free from infringement of the intellectual property rights of third parties;

(c)

an obligation on any Party to file any patent application, prosecute any patent application, maintain any patent in force, enforce any patent, or defend any patent against opposition or other challenges by third parties; or

(d)

the granting by a Party to the other Party, by implication, estoppel, or otherwise of any license or right other than as expressly granted herein, regardless of whether such other right includes a patent which is dominant over or subordinate to any Intellectual Property Rights or Know-How transferred or licensed hereunder.

Specific Exclusion

5.2       EXCEPT AS OTHERWISE MAY BE SET FORTH IN THE SHAREHOLDERS’ AGREEMENT, THE COLLABORATION AGREEMENT AND ANY AGREEMENTS ENTERED INTO IN RELATION THERETO, NO PARTY MAKES ANY REPRESENTATIONS, EXTENDS ANY WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, OR ASSUMES ANY RESPONSIBILITIES WHATSOEVER WITH RESPECT TO USE, SALE, OFFER FOR SALE, IMPORTATION OR OTHER DISPOSITION BY ANOTHER PARTY OR ITS VENDEES OR OTHER TRANSFEREES OF PRODUCTS MADE OR OPERATED IN ACCORDANCE WITH, OR INCORPORATING INTELLECTUAL PROPERTY RIGHTS OR KNOW-HOW LICENSED UNDER, THIS AGREEMENT.

PART 6

TERMINATION

Term of Licenses

6.1

Subject to earlier termination as provided in Section 6.2, the Ballard License will terminate upon the expiration of the last to expire of the licensed patents included in the Ballard IPR, or upon the abandonment of the last to be abandoned of any patent applications included in the Ballard IPR, whichever is later.

Termination of Licenses

6.2	Notwithstanding Section 6.1, and subject to Section 6.4, Ballard may terminate the Ballard License if the Corporation:
(a)	appoints or allows the appointment of any receiver, receiver-manager, trustee, liquidator or other person, acting in a similar capacity;
(b)	institutes any proceeding seeking to have the Corporation adjudicated a bankrupt or insolvent under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;
(c)	commences official proceedings to contest or challenge, or co-operates with a third party to so contest or challenge, any Intellectual Property Right included in the Ballard License; or
(d)

commits a breach in observing or performing any material covenant, agreement or condition of this Agreement (not covered by another provision of this Section 6.2) on its part to be observed or performed and does not rectify or cure such breach within 90 days after receipt of written notice from Ballard specifying in reasonable detail such breach.

6.3	Notwithstanding Section 6.1, and subject to Section 6.,4, the Corporation will terminate any sublicenses granted by it hereunder:
(a)	if any of the following occurs with respect to a sublicensee under a sublicense governed by the laws of Denmark:
(i)	the sublicensee appoints or allows the appointment of any receiver, receiver-manager, trustee, liquidator or other person, acting in a similar capacity; or
(ii)	the sublicensee institutes any proceeding seeking to have the sublicensee adjudicated a bankrupt or insolvent under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;
(b)	if any of the following occurs with respect to a sublicensee under a sublicense governed by the laws of a jurisdiction other than Denmark:
(i)	an order is made or a resolution is passed or a petition is filed by the licensee or sublicensee for its liquidation, dissolution or winding-up;
(ii)

an execution, sequestration or any other process of any court becomes enforceable against the sublicensee, or any distress attachment or analogous process is levied upon any material part of the property, assets and undertaking of the sublicensee that materially affects its ability to perform its obligations under its sublicense, and any such process or distress attachment is not stayed or otherwise suspended by a court of competent jurisdiction within 90 days;

(iii)

the sublicensee voluntarily files for bankruptcy relief, an involuntary bankruptcy proceeding is commenced against it and is not dismissed within 90 days, or the sublicensee makes an assignment for the benefit of creditors, consents to a proposal or similar action under any bankruptcy, insolvency or debtor-creditor legislation applicable to it, or commences (or has commenced against it and is not dismissed within 90 days) any other proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or consents to any such proceeding; or

(iv)	a custodian, liquidator, receiver, receiver and manager, receiver-manager, trustee or any other Person with similar powers is appointed for the sublicensee or in respect of any of its material property or assets or material part of its property or assets that materially affects its ability to perform its obligations under its sublicense, and such appointment is not discharged within 90 days or before any action is taken with respect to such property or asset; or

(c)	if any sublicensee:
(i)	commences official proceedings to contest or challenge, or co-operates with a third party to so contest or challenge, any Intellectual Property Right included in such sublicense; or
(ii)

commits a breach in observing or performing any material covenant, agreement or condition of its sublicense on its part to be observed or performed and does not rectify or cure such breach within 90 days after receipt of written notice from the Corporation specifying in reasonable detail such breach.

6.4

A Party will not be entitled to terminate a license or sublicense granted by it hereunder in the case of Section 6.2(a) or 6.2(b), or Section 6.3(b)(i) or (iii), where such action is taken in connection with a corporate reorganization, realignment or restructuring with a view to continuing the business of the licensee or sublicensee so long as upon the occurrence of any such event, the business entity continuing the business formerly carried on by it agrees in writing to be bound by and perform the obligations of the licensee or sublicensee under this Agreement.

Rights After Termination

6.5       The Parties acknowledge and agree that upon the termination of the Ballard License any sublicenses of such Intellectual Property Rights or Know-How related thereto granted pursuant to the terms of this Agreement shall terminate and may become subject to continuation as direct licenses between Ballard and the former sublicensees, on commercially reasonable terms. Ballard will negotiate the license agreement in good faith, and if unable to agree on the license fee and other terms and conditions of the license agreement within 90 days after the request of the grant of the license, either entity may refer the matter to arbitration under the applicable commercial arbitration legislation of Canada. Pending the determination of the license fee and other terms and conditions of the license agreement, the former sublicensees will forthwith after the request for the grant of the license be entitled to use and exploit such Intellectual Property Rights and Know-How on the same terms and conditions set out in such sublicenses. The Parties covenant that they will, from time to time, make, do and execute or cause to be made, done, and executed all such further acts, deeds, assurances or things as may reasonably be required for more effectually and completely implementing or carrying out the intent of this Section 6.5.

6.6       For the sake of clarity, upon the last expiration date of a patent in the last to expire country of any registered patent included in the Ballard IPR, any Know-How associated with such patent shall remain under the sole ownership of the owner of such patent, but the licensee shall be granted a perpetual, royalty-free right to use associated Know-How, subject to obligations of confidentiality.

PART 7

DISPUTE RESOLUTION

Initiation of Process

7.1       Except as provided in Section 7.2, any dispute arising out of or in connection with this Agreement, including any disputes regarding the existence, validity or termination thereof, shall be settled by arbitration arranged by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced.

Exclusions

7.2	This Part 7 will not apply to:
(a)	any dispute regarding the validity or infringement of any of the Intellectual Property Rights licensed hereunder; or
(b)	any action for the grant of injunctions, restraining orders, specific performance and similar remedies.

Each party reserves the right to apply for remedies concerning the foregoing to any court of competent jurisdiction. No Party will challenge directly or indirectly the validity or ownership rights of a patent for which they are a licensee.

Time Limits

7.3       All time limits imposed by this Agreement in respect of the rights and remedies available to the Parties will be extended by a period equivalent to the period of delay resulting from the application of Section 7.1.

PART 8

GENERAL

Entire Agreement

8.1       This Agreement, together with the Shareholders’ Agreement, the Collaboration Agreement and all other agreements in relation thereto constitute the entire agreement between the Parties and supersedes all previous agreements, communications, expectations, negotiations, representations or understandings, whether oral or written, express or implied, statutory or otherwise, between the Parties, with respect to the subject matter of this Agreement.

Modifications

8.2       No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by all the Parties and then only in the specific instance and for the specific purpose given.

No Waiver

8.3       No consent or waiver, express or implied, by a Party to, or of any breach or default by another Party of, any or all of its obligations under this Agreement will:

(a)	be valid unless it is in writing and stated to be a consent or waiver pursuant to this Section 8.3;
(b)	be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation;
(c)	constitute a general waiver under this Agreement; or
(d)	eliminate or modify the need for a specific consent or waiver pursuant to this Section 8.3 in any other or subsequent instance.

Saving Clause

8.4       If any provision contained in this Agreement is found by any court, arbitrator or Government Authority, for any reason, to be invalid, illegal or unenforceable in any respect in any jurisdiction:

(a)

the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose; and

(b)

the Parties will use their best efforts to substitute for any provision that is invalid, illegal or unenforceable in any jurisdiction a valid and enforceable provision which achieves to the greatest extent possible the economic, legal and commercial objectives of such invalid, illegal or unenforceable provision and of this Agreement and, failing the agreement of the Parties on such a substitution within 30 days after the finding of the court, arbitrator or Governmental Authority either party may refer the matter for dispute resolution under Part 7.

Time of Essence

8.5	Time is of the essence in the performance of each obligation under this Agreement.

Force Majeure

8.6       No Party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control including acts of God, fire, flood, explosions, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted government (each an "Intervening Event").

Time Limits

8.7       Subject to Section 8.8, all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

Mitigation

8.8       A Party relying on the provisions of Section 8.6 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require the Party to question or test the validity of any law, rule, regulation or order of any Governmental Authority or to complete its obligations if an Intervening Event renders completion impossible.

Continuing Event

8.9       If an Intervening Event continues for more than 180 days and materially adversely affects the ability of a Party to perform its obligations hereunder, the Parties will use their best efforts to adapt the requirements of this Agreement in a manner that achieves to the greatest extent possible the economic, legal and commercial objectives of such Parties as evidenced in this Agreement and, if they do not agree on the manner in which such requirements should be adopted within a further 90 days, any such Party may require the matter to be determined in accordance with Part 7.

Notice

8.10     Every notice, request, demand, direction or other communication (each for the purposes of this Section 8.10, Section 8.11, and Section 8.12, a "Notice") required or permitted to be given pursuant to this Agreement will be deemed to be well and sufficiently given if in writing, in the English language, and delivered by hand (including recognized overnight courier service) or sent by facsimile transmission, in each case addressed as follows:

(a)	if to Ballard at:

9000 Glenlyon Parkway

Burnaby, British Columbia

Canada V5J 5J8

Attention:	Corporate Secretary
Facsimile No.:	(604) 412-4700

(b)	if to the Corporation at:

Majmarken 1

DK-9500 Hobro

Denmark

Attention:	Per Albæk
Facsimile No.:	+45 96143805

or to such other address as is specified by the particular party by Notice to the others.

Deemed Receipt

8.11     Any Notice delivered as aforesaid will be deemed conclusively to have been effectively given on the day Notice was delivered if it was delivered on a day that was a Business Day at the place of the intended recipient or on the next day that is a Business Day at such place if it was delivered on a day that was not a Business Day at such place.

Change of Address

8.12     A Party may at any time, by notice to the other Parties, change its address to some no less convenient address and will so change its address whenever its address ceases to be suitable for delivery by hand.

Further Assurances

8.13     The Parties will execute such further assurances and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

Exemptions

8.14     If applicable, the Parties will cooperate to apply for and obtain all necessary exemptions and rulings from applicable Governmental Authorities.

Costs

8.15     Except as otherwise expressly stated in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement.

Assignment

8.16     This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. No Party will assign this Agreement or its right or obligations hereunder except with the prior written consent of the other Parties, and any purported assignment without such consent will be null and void.

Governing Law

8.17     This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of Denmark.

Counterparts

8.18     This Agreement may be executed in any number of counterparts, all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in duplicate by its duly authorized officers as of the day and year first above written.

BALLARD POWER SYSTEMS INC.

By: ______________________________

Its: ______________________________

By: ______________________________

Its: ______________________________

DANTHERM POWER A/S

By: ______________________________

Its: ______________________________

By: ______________________________

Its: ______________________________

SCHEDULE A

[CONFIDENTIAL INFORMATION CONCERNING THE CORPORATION'S
INTELLECTUAL PROPERTY HAS BEEN OMITTED]